SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549






                                  SCHEDULE 13G
                                 (Rule 13d-102)


         INFORMATION STATEMENT PURSUANT TO RULES 13d-1(b) and (c) and
                AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)


                             Datastream Systems, Inc.
                                (Name of Issuer)


                    Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                   238124 10 1
                                 (CUSIP Number)
















                         (Continued on following pages.)

===============================================================================


CUSIP No.  238124 10 1                13G                  Page  2 of 5 Pages
                                (Amendment No. 2)

===============================================================================
   1   Name of Reporting Person:  Larry G. Blackwell
       I.R.S. Identification No. of Above Person (Entities Only):

===============================================================================
   2   Check the Appropriate Box if a Member of a Group           (a) ______
                                                                  (b) ______

===============================================================================
   3   SEC Use Only


-------========================================================================
   4   Citizenship or Place of Organization

       United States of America

-------========================================================================
--------------------------------===============================================
        Number of            5  Sole Voting Power: 1,733,450
         Shares
                          ------===============================================
      Beneficially           6  Shared Voting Power:  N/A
        Owned By
                          ------===============================================
          Each               7  Sole Dispositive Power:  1,733,450
        Reporting
                          ------===============================================
       Person With           8  Shared Dispositive Power:  N/A

--------------------------
===============================================================================
   9   Aggregate Amount Beneficially Owned by Each Reporting Person:
       1,733,450
===============================================================================
  10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ___

===============================================================================
  11   Percent of Class Represented by Amount in Row (9):  18.6%

===============================================================================
  12   Type of Reporting Person:  IN

===============================================================================

Item 1(a).  Name of Issuer:

            Datastream Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            50 Datastream Plaza
            Greenville, South Carolina  29605

Item 2(a).  Name of Person Filing:  Larry G. Blackwell

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            50 Datastream Plaza
            Greenville, South Carolina  29605

Item 2(c).  Citizenship:  United States of America

Item 2(d).  Title of Class of Securities: Common Stock, $.01 par value per share

Item 2(e).  CUSIP Number:  238124 10 1

Item 3. If this  statement  is  filed  pursuant  to  Rules  13d-1(b),  or
            13d-2(b), check whether the person filing is a:

            (a)   ____  Broker or dealer registered under Section 15 of the Act,

            (b)   ____  Bank as defined in Section 3(a)(6) of the Act,

            (c) ____ Insurance Company as defined in Section 3(a)(19) of the Act,

            (d) ____ Investment Company registered under Section 8 of the Investment Company Act,

            (e) ____ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

            (f) ____ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

            (g) ____ Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

            (h)   ____  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.        Ownership.

            (a)   Amount beneficially owned:  1,733,450 shares

            (b)   Percent of class:  18.6%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:  1,733,450
                        shares

                  (ii)  Shared power to vote or to direct the vote:  0

                  (iii) Sole power to dispose or to direct the disposition
                        of:  1,733,450 shares

                  (iv) Shared power to dispose or to direct the disposition
                       of:  0

Item 5.        Ownership of Five Percent or Less of a Class.

            Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another
            Person.

            Not applicable.

Item 7.        Identification and Classification of the Subsidiary Which
            Acquired the Security Being Reported on by the Parent Holding
            Company.

            Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.        Notice of Dissolution of Group.

            Not Applicable.

Item 10.       Certification.

            Not Applicable.














                     [Signature appears on following page.]

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   2/11/98
                                                   (Date)


                                          /s/ Larry G. Blackwell

                                             Larry G. Blackwell
                                    President and Chief Executive Officer
                                          Datastream Systems, Inc.